T. Rowe Price Institutional International Funds, Inc.

T. Rowe Price Institutional International Bond Fund

(1)  While the fund may still take short positions in currencies, the limit providing that the fund’s overall net short positions in currencies (including the U.S. dollar) are limited to 10% of its net assets was removed.

(2)  While the fund may still take short positions in bond markets, the limit providing that the fund’s overall net short positions in bond markets are limited to 10% of its net assets was removed.

(3)  The following operating policy was removed: There is no limit on the amount of the fund’s assets that may be involved in cross-hedging.